Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Financial Statements
Released	14:39 08-Jan-2014
Number	41438-57C9

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc (the "Company") announces that, in accordance with paragraph 9.6.3 of the Listing Rules, a copy of the financial statements for Diageo Capital B.V., Diageo Capital plc, Diageo Finance B.V., Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2013 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

J Nicholls

Deputy Company Secretary

8 January 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:33 10-Jan-2014
Number	41532-4A2E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 January 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 January 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 January 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	9

A Morgan	9

S Moriarty	9

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.47.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 January 2014 that Dr FB Humer, a director of the Company, had purchased 425 Ordinary Shares on 10 January 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.47.

3. It received notification on 10 January 2014 that the following Director & PDMRs were granted an estimated number of options to subscribe for American Depository Shares ("ADS")* under the US Employee Stock Purchase Plan ("USESPP") as follows:

4.

Name of Director

	Estimated	Grant
	No of ADS	price per
Grant Date	granted	ADS	Exercisable

I Menezes	1 October 2013	185	$108.32	31 December 2014

Name of PDMR	Grant Date	Estimated No of ADS granted	Grant price per ADS	Exercisable

A Gavazzi	1 October 2013	185	$108.32	31 December 2014

S Saller	1 October 2013	185	$108.32	31 December 2014

L Schwartz	1 October 2013	185	$108.32	31 December 2014

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	50,467

D Mahlan	227,867 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,814

D Gosnell	154,026

A Morgan	162,389

S Moriarty	35,698

L Wood	2,327

The interests of the Director and PDMR's that have been granted options to subscribe for ADS's under the USESPP, remain unchanged.

J Nicholls

Deputy Company Secretary

10 January 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	15:32 13-Jan-2014
Number	41531-3793

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	916,286

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	916,286

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,500,000 (ref 2882 1994) 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount : of stock/debt security) not issued under scheme	488,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	488,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,250,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan).

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	316,521

5.	Number of shares issued/allotted under scheme during period:	34,250

6.	Balance under scheme not yet issued/ allotted at end of period	282,271

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.03.03 775,000 02.05.13 300,000 ordinary shares of 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	66,459

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	66,459

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.6.92 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	52,982

5.	Number of shares issued/allotted under scheme during period:	0

6.	Balance under scheme not yet issued/ allotted at end of period	52,982

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	9.2.96

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo plc Associated Companies Share Incentive Plan

3.	Period of return: From 1 July 2013 to 31 December 2013

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	500,000

5.	Number of shares issued/allotted under scheme during period:	393

6.	Balance under scheme not yet issued/ allotted at end of period	499,607

7.	Number and class of share(s) (amount of stock/debt securities) originally of listed and the date of admission;	02.05.13 500,000 ordinary shares 28 101/108 pence

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,754,201,224 (including 243,149,675 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,

Park Royal, London, NW10 7HQ

Name: Ash Syed	Telephone: 020 8978 6000

Person making return Name: Victoria Cooper

Position: Senior Company Secretarial Assistant Signature: /s/ V Cooper

Company	Diageo PLC
TIDM	DGE
Headline	Interim Results
Released	07:00 30-Jan-2014
Number	8380Y07

RNS Number : 8380Y

Diageo PLC

30 January 2014

30 January 2014
Interim results, six months ended 31 December 2013

The strength of a diverse portfolio in a tougher environment

•	Net sales grew 1.8% in the first half, following growth of 2.2% in Q1*

-	North America up 4.6%

-	Western Europe down 1.0%, continuing the improving trend seen in Q1

-	Emerging markets up 1.3%, impacted by weakness in baijiu in China and in Nigeria

•	Continued strong price/mix in both developed and emerging markets at 4ppts

•	Marketing investment up 2.7%, ahead of net sales growth, to 15.6% of net sales

•	Super and ultra premium brands grew strongly, with reserve brands up 18.5%

•	Beer was the only category to decline, down 2.6%, with weakness in Nigeria and Ireland

•	Operating profit grew 2.9% with 0.4ppts of operating margin improvement

•	Free cash flow was £326 million

•	eps pre-exceptional items 62.6 pence per share, up 4%

•	Interim dividend increased 9%

•	Detailed plans to be developed to de-layer the organisation and deliver further operating efficiencies

•	Savings of £200 million a year by year ending 30 June 2017 will fund future change programmes, investment in growth and improved margin

•	Restructuring costs, expected to be taken as an exceptional charge, will be between £200 million and £250 million

*Q1 organic growth restated to $1 = VEF19 (Venezuelan Bolivars). See explanatory note on organic movements on page 35.

Ivan Menezes, Chief Executive, commenting on the six months ended 31 December 2013

“We have continued to demonstrate the strength of our broad portfolio and diverse global business in a period which saw a more challenging emerging market environment. Sustained performance in the US and improved performance in Western Europe enabled Diageo to absorb the current challenges in some of our emerging markets. We reacted quickly to the changing emerging market environment, reducing inventory levels in several key markets, which led to a weaker Q2, and tightly managing our cost base to deliver improved operating margins in line with our expectations. We continued to invest in the business increasing marketing spend ahead of net sales growth and keeping our strong focus on innovation and route to consumer improvements.

In the first half the organisation has aligned behind the six key performance drivers which I identified when I was appointed CEO; premium core brands, reserve, innovation, route to consumer, cost and talent. This clarity of focus at a market level enables me to take the changes I have already made to the operating model to the next level. Over the next two months we will set out detailed plans to simplify our processes and de-layer our organisation. This will create a more agile, accountable and effective organisation to deliver our performance ambition. I expect this to deliver cost savings of £200 million a year by the end of fiscal 2017.

We do expect some top line improvement in the second half and our focus across the business on the six key performance drivers means that even though some markets may remain challenging, this business is in good shape for the medium and long term and we remain committed to achieving our performance ambition.”

1

Key financials:

		2014 H1	2013 H1	Organic growth %	Reported growth %
Volume	EUm	84.3	88.4	(3)	(5)
Net sales	£million	5,932	5,975	2	(1)
Marketing spend	£million	903	918	3	(2)
Operating profit before exceptional items	£million	2,060	2,001	3	3
Operating profit	£million	2,040	2,017		1
Profit attributable to parent company’s equity shareholders	£million	1,599	1,521		5
Free cash flow	£million	326	708
Basic eps	pence	63.8	60.8		5
eps pre-exceptional items	pence	62.6	60.2		4
Interim dividend	pence	19.7	18.1		9

Operating profit before exceptional items includes attributable transaction and integration costs of £7 million (2012 – £29 million) in respect of business acquisitions.

The reported tax rate, which includes tax on exceptional items, remained unchanged at 18.2% (2012 – 18.2%). The tax rate before exceptional items for the six months ended 31 December 2013 was 19.4% compared with 18.3% in the six months ended 31 December 2012. In the six months ended 31 December 2013 a higher level of profit in the group’s Venezuelan operations impacted the tax charges for the period. Excluding the group’s Venezuelan operation, the tax rate before exceptional items was 17.9%.

Organic growth by region:
	Volume %	Net sales %	Marketing spend %	Operating profit %
North America	(2)	5	5	8
Western Europe	(2)	(1)	(2)	(3)
Africa, Eastern Europe and Turkey	(4)	2	8	(4)
Latin America and Caribbean	(2)	8	8	10
Asia Pacific	(4)	(6)	(3)	(4)

Exchange rate movement

£million
Net sales	(86)
Operating profit before exceptional items	(54)

The exchange rate movement for net sales and operating profit before exceptional items include the translation of prior year reported results at current year exchange rates. A rate of $1 = VEF9 has been used in respect of the translation of the current and prior period’s reported performance in Venezuela.

In the calculation of organic growth for the six months ended 31 December 2013, the group’s Venezuelan operations have been translated at a rate of $1 = VEF19 (£1 = VEF30.4) to ensure currency controls do not materially distort the group’s performance. The rate of $1 = VEF19 is derived from the consolidation rate of $1 = VEF9 adjusted by inflation. Applying this method the exchange rate for the year ending 30 June 2014 is expected to be approximately $1 = VEF26 (£1 = VEF42.4) and our full year guidance, for reported results and for the organic growth calculation is based on this rate.

Using the following rates (£1 = $1.65 ; £1 = €1.21 ; £1 = VEF42.4), exchange rate movements for the year ending 30 June 2014 are expected to adversely impact operating profit by £280 million and decrease finance charges by £10 million (excluding IAS21 and IAS39).

2

Update on strategic transactions

On 26 November 2013, Diageo acquired an additional 1.35% equity share (1.97 million shares) in United Spirits Limited (USL) through an on-market purchase on the Bombay Stock Exchange. This purchase brought the aggregate equity stake of USL held by Diageo to 26.37% and followed the closing of the earlier USL transaction announced on 9 November 2012 under which, as previously announced on 4 July 2013, Diageo acquired a shareholding of 25.02% of USL for a total consideration of INR 52 billion (£592 million).

There are currently various proceedings pending in courts in India in relation to the earlier USL transaction. More detailed analysis of these proceedings appears in Note 13 to the Financial Statements.

Definitions

Unless otherwise stated in this announcement:

•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	commentary refers to organic movements
•	share refers to value share

See page 35 for additional information for shareholders and an explanation of non-GAAP measures.

3

BUSINESS REVIEW

For the six months ended 31 December 2013

North America

Larry Schwartz, President, Diageo North America, commenting on the six months ended 31 December 2013, said:

“Our North American business has delivered a strong set of results in a market where economic recovery has been uneven. Net sales grew 5% with 7ppts of positive price/mix, driven by price increases, favourable mix in US spirits and new innovation launches. Our reserve brands grew 26%, driven by Cîroc, Bulleit, Ketel One vodka and Johnnie Walker which gained a point of share and consolidated its leadership position in the category. Smirnoff’s volume declined as it maintained its price position in an increasingly competitive standard vodka category. Our leadership in innovation continued to be a key driver of growth with a number of current and prior year launches amongst the strongest performers in innovation in the United States. Diageo Canada has been affected by economic slowdown as well as a decline in ready to drink and Baileys. While DGUSA net sales declined 10% as a result of destocking in the pouch segment, Guinness was back in growth as our new marketing campaign reinvigorated the brand. Marketing investment was up 5% and focused on key brands such as Guinness and Johnnie Walker and our reserve brands. We have continued to build on our already strong route to market, covering more retail outlets and increasing dedicated resources. Our strong price/mix drove gross margin expansion and overheads were reduced, resulting in an operating margin expansion of 1.3ppts.”

Key financials £m:
	2013 H1	FX	Acquisitions and disposals	Organic movement	2014 H1	Reported movement %
Net sales	1,942	(9)	(111)	82	1,904	(2)
Marketing spend	299	(1)	(18)	13	293	(2)
Operating profit before exceptional items	822	-	(31)	60	851	4
Exceptional items	-				(1)
Operating profit	822				850	3

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
North America	(2)	5	(2)	Johnnie Walker	1	13	13
				Crown Royal	(3)	1	-
US Spirits & Wines	(1)	6	(1)	Buchanan’s	18	19	19
DGUSA	(8)	(10)	(10)	Smirnoff	(7)	(5)	(5)
Canada	(3)	(1)	(7)	Ketel One vodka	4	7	7
				Cîroc	16	18	18
Spirits**	(2)	5	(1)	Captain Morgan	2	3	2
Beer	(3)	-	(1)	Baileys	(1)	2	1
Wine	(3)	5	5	Tanqueray	(4)	(3)	(3)
Ready to drink	(10)	(17)	(30)	Guinness	1	4	3

*	Organic equals reported movement for volume except for North America (7)%, US Spirits & Wines (7)%, Canada (5)%, spirits (7)% and ready to drink (17)%, reflecting the disposal of Nuvo and the termination of the Jose Cuervo distribution agreement.

** Spirits brands excluding ready to drink.

•	In US Spirits & Wines, which grew net sales 6% with 7ppts of positive price/mix, super and ultra premium segments and new innovation launches fuelled growth. Weaker volume in Smirnoff was the main driver of the 1% volume decline. Good performance from the Smirnoff Sorbet line and the extension of the Confectionary line was not enough to offset a decline in the Smirnoff core variant, whose price premium in an increasingly price competitive segment has impacted volume. Net sales of Johnnie Walker grew 16% on the back of increased marketing investment and the successful launches of new super premium variants such as Johnnie Walker Platinum Label and Johnnie Walker Gold Label Reserve. Crown Royal and Bulleit continued to perform well in the growing North American whiskey category. Crown Royal grew net sales 1% after lapping last year’s launch of Crown Royal Maple Finished, Bulleit outperformed the category and grew net sales 59%. Ketel One vodka and Cîroc grew ahead of the vodka category with Ketel One vodka net sales up 7% driven by the new ‘Ketel One vodka of substance’ campaign and Cîroc up 16% following the successful launch of Cîroc Amaretto. Don Julio continued to perform strongly as net sales grew 25%, and gained share. Buchanan’s volume and net sales grew double digit through its continued focus on the Hispanic community. Net sales growth in the second quarter benefitted from the shipment of Captain Morgan white rum ahead of the launch in January.

4

•	In Canada, net sales were impacted by the weaker economy. Guinness and Cîroc grew while weakness in ready to drink and Baileys led to net sales decline of 1%.
•	In DGUSA net sales were down 10% driven by category decline and destocking in the pouch segment, weakness in Smirnoff Ice, which continued to face competition from innovation in beer, and in Red Stripe. However, Guinness improved its performance and grew net sales 2%, benefitting from increased marketing investment on a new campaign.
•	Marketing investment was up 5%, largely driven by increases in spend on premium core and reserve brands. Investment was focused on Johnnie Walker’s super and ultra premium variants with the ‘Keep walking’ campaign aimed at maintaining the brand’s relevance for a new generation of consumers, and on Guinness largely driven by the ‘Basketball’ national television commercial which generated 18 million views on YouTube. We increased media spend on proven campaigns such as the Crown Royal ‘Reign on’ campaign, ‘Luck be a lady’ campaign for Cîroc and launched the first Hispanic marketing programme for Captain Morgan, ‘Noches del capitan’, which contributed to making the brand popular amongst Hispanic male consumers. Marketing investment in our reserve portfolio grew 10% driven by increased commercial activation in Don Julio and support of the launch of Cîroc Amaretto.

Western Europe

John Kennedy, President, Diageo Western Europe, commenting on the six months ended 31 December 2013, said:

“The improvement in performance we delivered in the first quarter has continued through the half as a result of investment in brands and markets and successful innovation. The net sales decline of 1% was largely driven by the tough economic environment in Southern Europe and Ireland, where the beer market continues to decline. Great Britain and France both grew in this half and Germany continues to perform well. We continue to pursue our strategy to invest behind our premium core brands, our innovation agenda and our reserve portfolio. Overall marketing investment declined broadly in line with net sales, we have delivered greater efficiency in marketing spend and increased our media spend especially on Captain Morgan and Tanqueray which were the best performing brands in the region. Our upweighted investment on Cîroc, Johnnie Walker, Zacapa and Talisker has been an important driver of the continued double digit growth of our reserve brands. Innovation was a key contributor to Western Europe’s improved performance, as we invested behind recent multi-country launches such as Baileys Chocolat Luxe and Parrot Bay Frozen Pouches, and sustained prior year launches. These results show we have the strategy to capture the growth opportunities in the region.”

Key financials £m:
	2013 H1	FX	Acquisitions and disposals	Organic movement	2014 H1	Reported movement %
Net sales	1,174	38	(21)	(12)	1,179	-
Marketing spend	176	6	(2)	(3)	177	1
Operating profit before exceptional items	378	6	(2)	(12)	370	(2)
Exceptional items	20				-	-
Operating profit	398				370	(7)

5

Key market and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Western Europe	(2)	(1)	-	Johnnie Walker	(1)	(2)	2
				JεB	(11)	(14)	(9)
Spirits**	(1)	(1)	1	Smirnoff	(2)	(4)	(2)
Beer	(7)	(4)	-	Captain Morgan	14	11	14
Wine	(7)	(1)	(11)	Baileys	(5)	(2)	1
Ready to drink	(1)	-	2	Guinness	(6)	(3)	(1)

*	Organic equals reported movement for volume except for Western Europe (4)%, spirits (2)% and wine (15)%, reflecting the termination of the Jose Cuervo and Pommery distribution agreements.

** Spirits brands excluding ready to drink.

•	Volume in Southern Europe declined 7% and net sales 6% as the weak economy continued to affect consumption. Scotch net sales represents half of the business and declined double digit mainly driven by JεB, as promotional activity was reduced. In contrast, Tanqueray grew double digit as the brand benefited from a new communication platform in the more vibrant gin category.
•	In Ireland net sales were down 6% as the beer market continued to decline across all channels. As a result Guinness net sales declined 6% and the brand lost 0.5ppts of share mainly due to the warm summer. Excise duty was increased for the second year and contributed to the 16% net sales decline of the spirits portfolio.
•	In Great Britain, net sales grew 1%. Reserve brands performed strongly, up 24% driven by Cîroc and Talisker. Successful innovations also drove growth including Cîroc Red Berry, Smirnoff Gold and Baileys Chocolat Luxe. Pimm’s net sales nearly trebled in the good summer weather and Captain Morgan performed well driven by increased media activity. Guinness performance was flat, however price increases and competitors’ pricing and promotional activity impacted Smirnoff and net sales declined 2%. The decision to hold price on Bell’s impacted performance and net sales were down 21%.
•	Germany delivered net sales and volume growth of 6% and 3% respectively. Baileys and Johnnie Walker Red Label were weak as a result of price pressure. However the reserve portfolio performed well and net sales were up 22% driven by a strong performance of malts. Captain Morgan continued to perform strongly with net sales up 20%, gaining 2.6ppts of share on the back of a new television campaign.
•	In France net sales were up 2% with 1ppt of positive price/mix, mainly driven by the solid performance of malts which gained share.
•	Diageo Wines Europe net sales declined 1% as Justerini & Brooks discontinued distribution of spirits to focus on the core wine business, which was up 1% overall.
•	Marketing investment decreased 2% mainly driven by Guinness, following last year’s significantly increased investment. We upweighted our investment in media, supporting Johnnie Walker’s ‘Where flavour is king’ campaign, Captain Morgan’s ‘Live like the captain’ campaign in Germany which brings to life the legendary tales of Captain Henry Morgan and Baileys’ ‘Christmas with spirit’ campaign featuring a modern telling of the Nutcracker.
•	Innovation has been a key contributor to Western Europe’s performance. Successful recent launches include Baileys Chocolat Luxe, Parrot Bay frozen pouches, Cîroc Red Berry, Smirnoff Gold, Talisker Storm and Pimm’s Blackberry and Elderflower.

Africa, Eastern Europe and Turkey

Nick Blazquez, President, Diageo Africa, Eastern Europe and Turkey commenting on the six months ended 31 December 2013, said:

“Our regional performance has been impacted by two factors; contraction of the beer market and the growth of value beers in Nigeria, and a decline in Senator keg as excise duty was introduced on the brand.  This has led to a weaker top line performance and negatively impacted our margin.  That said, the region has also achieved success in a number of areas; reserve brands grew strongly, South Africa delivered a very good performance, and in East Africa, net sales of Guinness and Tusker were up double digit.  Russia and Poland delivered robust results through focused efforts on whiskey and Captain Morgan. Turkey delivered a solid performance given the recent duty increases and legislative changes to the sale and advertising of alcohol.  We have continued to build our brands with the region’s emerging market consumers and marketing was up 8%, driven by the rollout of successful innovations, notably in ready to drink in Africa and scotch in Russia and Eastern Europe.  We relaunched the Guinness brand in Nigeria and East Africa with a step change in the quality of our packaging, new visibility materials, and a full suite of advertising assets as part of the new ‘Made of more’ global positioning.  We continued to make good progress in improving our route to consumer in Nigeria and Ghana and we have driven out costs in East Africa by optimising our supply chain.  All of these initiatives further strengthen our position to capture the growth opportunities in the region.”

6

Key financials £m:
	2013 H1	FX	Acquisitions and disposals	Organic movement	2014 H1	Reported movement %
Net sales	1,188	(50)	(3)	20	1,155	(3)
Marketing spend	137	(11)	(1)	10	135	(1)
Operating profit before exceptional items	371	(33)	1	(12)	327	(12)
Exceptional items	-				(2)
Operating profit	371				325	(12)

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Africa, Eastern Europe and Turkey	(4)	2	(3)	Johnnie Walker	4	2	(2)
			(4)	JεB	(3)	(10)
				Smirnoff	(3)	(4)	(13)
Africa	(6)	2	(2)	Captain Morgan	21	17	9
Nigeria	(13)	(10)	(10)	Baileys	(11)	(5)	(6)
East Africa	(9)	4	3	Guinness	(9)	(2)	(2)
Africa Regional Markets	(8)	1	(2)
South Africa	7	20	1
Russia and Eastern Europe	4	5	3
Turkey	(5)	(1)	(10)

Spirits**	2	2	(6)
Beer	(16)	(4)	(5)
Ready to drink	91	70	62

*	Organic equals reported movement for volume except for South Africa 6%, Russia and Eastern Europe 3% and Spirits 1% reflecting the termination of the Jose Cuervo distribution agreement.

** Spirits brands excluding ready to drink.

•	The beer market decline in Nigeria continued at a mid-single digit rate, and consumers continued to be drawn to value offerings, particularly in lager, as low government spending and high inflation constrained disposable incomes and Harp and Guinness were both impacted by this trading down and by the effect of price increases. Dubic, which was launched in fiscal 2012, is still a relatively small proportion of the business but grew strongly and nearly doubled in size. In ready to drink, Snapp drove category net sales growth of 10%. Spirits volume was up 22% and net sales grew nearly 30% as a significant increase in marketing investment drove 39% growth on Johnnie Walker and reserve brands doubled.
•	In East Africa, Senator keg was originally developed to replace illicit alcohol products and the government initially reduced and then eliminated duty on the brand. In October the duty remission was halved, leading to a 67% price increase. Following the price rise, volume fell roughly significantly, and net sales were down for the half year. The bottled beer market in Kenya softened slightly following the introduction of the VAT act, but the Tusker brand remained strong and it delivered double digit net sales growth, maintained its leadership position and increased price. Guinness net sales also grew double digit and price increases were taken, supported by a significant increase in marketing investment behind the brand. The success of recent innovations, Jebel and Jebel Gold, a mid-proof spirit in a keg, drove almost half of the spirits net sales growth.
•	Net sales in Africa Regional Markets grew 1%. While beer net sales in Ghana and Cameroon were roughly flat, as Malta compensated for softness in Guinness, Meta delivered a strong performance and the 15% growth of the brand drove 21% growth in Ethiopia. In West and Central Africa Johnnie Walker and Guinness net sales grew 35% and 21% respectively, on the back of strong brand execution and more consistent regional pricing. However, this was offset by the destock of Johnnie Walker in Angola as a result of the change in route to market which was introduced at the end of last year, and while net sales declined 74% in spirits, depletions continued to be strong.

7

•	In South Africa net sales grew 20%, despite softness in the macroeconomic environment, on the success of recent innovations and the strength of marketing execution. Spirits performance was led by Johnnie Walker Red Label, with net sales growth of nearly 30%, as the brand was supported by increased distribution and activations in outlets. The growth of Johnnie Walker Red Label was offset in part by a 9% net sales decline in Smirnoff 1818, which continued to take share from competitor offerings but was lapping a strong performance in the comparable period. Ready to drink performed very well with the continued success of Smirnoff Ice Double Black & Guarana.
•	Russia and Eastern Europe delivered 5% net sales growth driven by whiskey and rum. In Russia, scotch volume was up 6%, with strong depletions driven by significant share gains on Johnnie Walker Red Label and Bell’s, which was up 49%. Bushmills delivered a particularly good performance with net sales up 33%. Rums also performed well as Captain Morgan gained share against its main competitor in Russia with net sales up 36% and Zacapa net sales doubled. Vodka net sales declined slightly with a strong performance of Smirnoff in Poland offset by weakness in Smirnov in Russia where the mass vodka segment has been in double digit decline following duty increases.
•	In Turkey, volume declined 5% and net sales were down 1%. Raki volume declined 6% in line with the category and the Diageo Raki portfolio maintained share. Scotch volume grew 2% but net sales declined as strong domestic depletions were offset by volume softness in duty free and North Cyprus, and recent price increases did not fully cover excise duty increases. In vodka, net sales declined 7%. Smirnoff domestic depletions were strong but price increases did not fully cover excise duty increases and Istanblue slowed in the increasingly price competitive value segment.

Latin America and Caribbean

Alberto Gavazzi, President, Diageo Latin America and Caribbean, commenting on the six months ended 31 December 2013, said:

“Our performance in Latin America in the half has been solid reflecting resilience in consumer demand, albeit growth is now at more modest levels. This has resulted in the good performance of our domestic businesses. However the fluctuating currency environment has impacted trade in the free trade zone and border channels. This together with our tight management on pricing has led to destocking in West LAC. In Venezuela and Argentina the trading environment continues to be challenging. In both markets we are actively managing pricing and working to build our domestic portfolio and the strength of our scotch brands delivered good growth.  In Brazil, performance improved, net sales were up mid-single digit, despite a destock which halved the rate of net sales growth. Our acquisition of Ypióca is now fully integrated and all the synergies identified. Our strong scotch portfolio continued to be a key driver of net sales growth, up 6% despite destocking and we are diversifying into other categories, with rums up over 20% and cachaça growing nearly 30%.  We’re building the strength of our brands with an 8% increase in marketing investment and we actively managed our cost base, driving operating margin expansion of 51 basis points, despite investment in route to consumer in Brazil, Mexico and Colombia.”

Key financials £m:
	2013 H1	FX*	Acquisitions and disposals	Organic movement	2014 H1	Reported movement %
Net sales	794	53	(5)	58	900	13
Marketing spend	120	(4)	(2)	9	123	3
Operating profit before exceptional items	301	60	-	25	386	28
Exceptional items	-				(1)
Operating profit	301				385	28

*	The net foreign exchange adjustment for net sales, marketing spend and operating profit before exceptional items includes an adjustment to the calculation of Venezuela’s organic growth of £83 million, £2 million and £73 million respectively, after adjusting the current and prior period’s performance at $1 = VEF19 (£1 = VEF30.4).

8

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		Volume*	sales	sales
	%	%	%		%	%	%
Latin America and Caribbean	(2)	8	13	Johnnie Walker	(4)	2	3
				Buchanan’s	(28)	6	23
				Smirnoff	-	(2)	(9)
PUB	5	3	(6)	Baileys	3	13	13
Andean	(4)	83	92
Mexico	3	-	-
West LAC	(13)	(14)	(17)

Spirits**	(2)	8	14
Beer	5	10	-
Wine	(11)	9	(6)
Ready to drink	3	14	18

*	Organic equals reported movement for volume except for: Andean (6)%, Mexico 2%, West LAC (14)% and Spirits (3)% reflecting the disposal of Nuvo and the termination of the distribution agreement with Cuervo.

** Spirits brands excluding ready to drink.

•	Paraguay, Uruguay and Brazil (PUB) delivered 3% net sales growth. Declines in Paraguay and Uruguay, resulted from currency movements which drove significant destocking in the duty free businesses in those countries. Net sales growth in Brazil was strong, driven by scotch and cachaça. Within scotch, super premium Johnnie Walker variants were up 29%, and Old Parr and White Horse were particularly strong with net sales growth of 50% and 46% respectively, reflecting the bifurcation of consumer spending patterns. The Ypióca brand was re-launched with new packaging and a media campaign featuring John Travolta. Ypióca has been fully integrated into the portfolio and top line growth was 31%. Vodka net sales declined 8% as softness in Smirnoff was only partially offset by strong double digit growth of Cîroc. Smirnoff Ice declined as lower priced regional players gained share in a declining market.
•	The Andean business of Venezuela and Colombia continued to grow. In Venezuela, price increases were taken on the scotch portfolio to address inflation and this has now impacted total volume which was down 5%. Net sales growth was driven by premium scotch, notably Buchanan’s, Old Parr and Johnnie Walker Black Label. Net sales of rum more than doubled as price increases and on and off trade activations built on the already strong Cacique brand equity.
•	Net sales were flat in Mexico. The strong performances of Johnnie Walker Black Label and Johnnie Walker super premium, which both delivered double digit net sales growth and Black & White which nearly trebled in size, were offset by weakness in Johnnie Walker Red Label and JεB in the increasingly competitive standard segment, and Buchanan’s 12 in the premium segment. Baileys continued to lead the liqueur category and support behind the ‘Baileys with coffee’ platform helped drive 15% top line growth of the brand.
•	Diageo’s largest market in the region, West LAC, saw net sales decline 14%. This was driven almost exclusively by wholesale channels where there was significant destocking and Chile, where price re-alignment led to significant destocking, impacting key brands such as Buchanan’s and Old Parr. In Argentina, Johnnie Walker, Smirnoff and Navarro wines performed well after import restrictions were eased. In Jamaica, new flavour innovations on Smirnoff and Smirnoff Ice and net sales growth of 11% on beer drove 17% top line growth.

Asia Pacific

Gilbert Ghostine, President, Diageo Asia Pacific, commenting on the six months ended 31 December 2013, said:

“The region faced some specific challenges.  Chinese white spirits declined significantly due to the anti-extravagance measures and South East Asia was impacted by weakness in some markets and channels, including Thailand.  Aside from these difficulties, however, we had a number of successes.  In Greater China, super and ultra premium scotch growth was fuelled by Johnnie Walker innovations and Blue Label and The Singleton which grew 35%.   We had success in Korea, Windsor performance improved significantly and this along with growth of JεB resulted in net sales growth.  We saw strong growth in India and started to see benefits from the USL sales promotion agreement that we have put in place.  Across a number of our markets we gained share in key categories including vodka in Japan, ready to drink in Australia and Japan and volume share gains in scotch in Korea, China and India.   Organic operating margin improved as we increased focus on driving cost efficiencies, with a significant reduction in overheads.”

9

Key financials £m:
	2013 H1	FX	Acquisitions and disposals	Organic movement	2014 H1	Reported movement %
Net sales	835	(36)	(3)	(44)	752	(10)
Marketing spend	182	(7)	-	(5)	170	(7)
Operating profit before exceptional items	201	(15)	16	(9)	193	(4)
Exceptional items	-				-	-
Operating profit	201				193	(4)

Key markets and categories:				The strategic brands**:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%
Asia Pacific	(4)	(6)	(10)	Johnnie Walker	(10)	(10)	(11)
				Windsor	(7)	(1)	1
South East Asia	(15)	(11)	(13)	Smirnoff	3	4	(4)
Greater China	(7)	(23)	(22)	Baileys	4	5	-
India	27	35	19	Guinness	1	-	(7)
GTME	4	1	-
Australia hub	1	(1)	(13)
North Asia	(3)	4	(2)

Spirits**	(4)	(8)	(10)
Beer	1	-	(6)
Ready to drink	1	(1)	(12)

*	Organic equals reported movement for volume except for Greater China (8)% and Australia (1)% reflecting the termination of the distribution contract for Jose Cuervo.

** Spirits brands excluding ready to drink.

•	In South East Asia net sales declined 11%. In Thailand, political unrest, a weaker market environment and double digit price increases due to tax rises significantly impacted performance. Elsewhere in South East Asia, it has been a mixed picture. In some markets and channels, sales were impacted by lower shipments as economic softness and currency weakness affected trade confidence, while in Indonesia and Vietnam net sales have grown double digit. Guinness net sales growth in Indonesia slowed to 5%, impacted by tightening of government regulations which has reduced the number of outlets stocking beer.
•	Greater China performance largely reflects the impact of the government’s anti-extravagance measures. The Shui Jing Fang business was most affected, with significant price discounting by competitors in the baijiu category driving a 66% decline in net sales. Johnnie Walker Black Label net sales declined, with shipments impacted by management of trade stock levels, however, depletions increased slightly compared to last year and the brand grew volume share. Super and ultra premium scotch performed strongly and also gained volume share driven by Johnnie Walker Blue Label in China and Johnnie Walker Gold Label XR and The Singleton in Taiwan. Increased investment behind media, sampling and gifting resulted in continued growth of Baileys, with 37% net sales growth.
•	India delivered strong double digit net sales growth driven by volume share gains and initial distribution gains resulting from our sales promotion agreement with USL, lower stock in trade at the start of the financial year and a soft comparison against the prior period. Momentum continued on scotch as Johnnie Walker net sales grew 87% and delivered almost half of India’s growth. Smirnoff net sales returned to growth, growing double digit due to increased focus on flavours through upweighted on trade activation, experiential events and a new global brand campaign ‘Smirnoff experience’.
•	Global Travel Asia & Middle East (GTME) reflected the strong performance in the Middle East, largely offset by the Asia duty free business. In the Middle East, net sales grew double digit driven by improvement in our route to consumer and on trade growth partly due to increased tourism in the Gulf region. Innovation also played a key role in driving growth, particularly super and ultra premium variants in the Middle East travel retail channel. The Asia duty free business net sales declined significantly as a result of destocking by key customers.
•	In Australia, growth in spirits was offset by the continued decline of ready to drink. Spirits net sales grew 5% driven by the launch of Smirnoff Double Black and the significant growth of Ketel One vodka, Tanqueray and Don Julio. Captain Morgan also contributed with rapid growth of the spiced rum segment resulting in 81% net sales growth. In the declining ready to drink category, net sales declined 6%. Within the segment, innovation, increased shopper activities and marketing campaigns resulted in share gains, particularly for vodka, gin and rum brands. Marketing investment declined 2% reflecting reduced spend behind ready to drink brands partly offset by increased focus on innovation and super premium brands.

10

•	North Asia returned to growth with net sales increasing 4%, through the recovery of scotch volume share in Korea and continued growth of Smirnoff Ice in Japan. In Korea, the whisky market continues to contract, but now that competitors have taken price increases, Diageo has regained and extended its volume share. Windsor net sales are in line with last year, supported by the launch of Windsor 17 Black. In Japan, Smirnoff Ice net sales grew double digit and gained share, with growth from Smirnoff Ice Red and incremental net sales from the launch of Smirnoff Ice Green Apple Bite. Net sales of Guinness in Japan declined, due to lower foot traffic in the on premise and loss of share as a result of significant investment by Japanese beers to capture growth in the craft beer segment.
•	Marketing investment declined 3% largely driven by Korea in response to the contracting whisky market and in Thailand in response to market softness. Investment increased behind Baileys to support growth, particularly in Vietnam and China. Investment also increased behind Bundaberg rum in Australia to support the launch of Bundaberg 125th Anniversary in the ultra premium rum segment. Marketing spend on Shui Jing Fang increased to support the brand in the competitive environment and behind innovation.

Corporate revenue and costs

Net sales were £42 million in the period ended 31 December 2013, flat relative to the comparable prior period. Net operating charges were £67 million in the period ended 31 December 2013 (2012 – £72 million). The reduction comprised, a £6 million decrease in corporate costs, less a £1 million adverse exchange rate movement.

11

CATEGORY REVIEW

For the six months ended 31 December 2013

Key financials category performance:
	Organic	Organic net	Reported net		Organic	Organic net	Reported net
	volume*	sales	sales		volume*	sales	sales
	%	%	%		%	%	%

Spirits**	(1)	2	-	Rum:	9	9	10
Beer	(12)	(3)	(3)	Captain Morgan	6	6	5
Wine	(6)	3	(2)
Ready to drink	12	5	(6)	Liqueurs:	(3)	-	(3)
Total	(3)	2	(1)	Baileys	(3)	1	1

Strategic brand performance**				Tequila:	29	26	(67)

Whisk(e)y:	(3)	2	4	Gin:	(1)	-	1
Johnnie Walker	(3)	(1)	(1)	Tanqueray	2	2	2
Crown Royal	(3)	1	-
JεB	(9)	(9)	(9)	Beer:	(12)	(3)	(3)
Buchanan’s	(20)	9	23	Guinness	(5)	(1)	(1)
Windsor	(7)	(1)	1
Bushmills	17	13	14

Vodka:	(3)	3	2
Smirnoff	(4)	(3)	(5)
Ketel One vodka	6	9	8
Cîroc	20	22	22

*	Organic equals reported movement for volume except for total (5)%, spirits (4)%, wine (11)%, ready to drink 6%, liqueurs (5)%, and tequila (80)%, largely reflecting the disposal of Nuvo and the termination of the distribution agreement of Pommery and Jose Cuervo.

** Spirits brands excluding ready to drink.

Category percentages of net sales are for the year ended 30 June 2013.

Spirits represents 69% of Diageo net sales and grew 2% and delivered 3ppts of positive price/mix.  The growth was driven by North America, whereas volatility in emerging markets resulted in flat net sales.  Super and ultra premium spirits led the growth and contributed to positive price/mix.

Whisk(e)y represents 36% of Diageo net sales and contributed over half of total net sales growth, driven by North America and Latin America and Caribbean. Scotch performance was in line with total whiskey, with net sales growth of 2% and volume decline of 4%.

•	Johnnie Walker net sales declined slightly. The decline was driven by Johnnie Walker Red Label and Black Label performance which was impacted by market weakness in Thailand and destocking across a number of markets including South East Asia, Asia duty free, West LAC and PUB. Performance was also impacted by the comparison against the prior period in North America when Johnnie Walker Double Black was launched. Super and ultra premium variants grew double digit, largely driven by North America which along with pricing in Venezuela drove positive price mix. In North America as a result of the successful launches of new super premium and above variants and marketing activity aimed at recruiting the new generation of whisky drinkers, net sales grew 13%.
•	Net sales of Crown Royal in North America grew, driven by the launch of Crown Royal XO, a super premium variant. This growth was partly offset by the comparison against the prior period when Crown Royal Maple Finished was launched. Marketing investment was focused on the ‘Reign on’ marketing campaign. With strong brand equity in place, price was increased and delivered 4ppts of positive price/mix.
•	JεB net sales declined 9%, primarily driven by continued contraction in Spain and weakness in emerging markets also having an impact. This was partly offset by growth in South Africa, the brand’s third largest market and growth in Korea where the brand more than doubled net sales.
•	Buchanan’s net sales increased despite volume decline. In Latin America and Caribbean, volume performance was significantly impacted by destocking in wholesale channels and a slow down in Mexico, offset by Venezuela, where price increases delivered significant net sales growth but volume declined. Net sales grew double digit in North America where the brand continued to target Latin American consumers and marketing investment increased to support the ‘A lo Grande’ campaign, sponsorships and trade activation.

12

•	Windsor performance improved and net sales were broadly in line with last year. In the brand’s primary market, Korea, the brand has regained and extended its volume share position and a new super premium variant, Windsor 17 Black was launched to drive incremental growth in the on trade.
•	Bushmills again performed strongly with particularly strong performance in Russia and Eastern Europe and in Germany and Austria where net sales for the brand more than doubled. Growth was driven by ‘Bushmills live’ marketing events, collaborations with Elijah Wood and Aaron Paul and the expansion of the Bushmills Honey innovation in Western and Eastern Europe.
•	Malts continue to perform well with net sales growth of 22%. The recently launched Talisker Storm and the Talisker Whisky Atlantic Challenge drove net sales growth for the brand of 44%. The Singleton and Lagavulin also contributed with net sales growth of 28% and 22% respectively.

Vodka represents 12% of Diageo net sales. Net sales grew 3%, with growth of super and ultra premium variants driving 6ppts of positive price/mix.  North America contributed over 60% of vodka net sales and 90% of the net sales growth for the category.

•	Smirnoff net sales declined in North America, its largest market, where the brand lost share in an increasingly price sensitive segment. However, innovations performed well, as the Smirnoff Light Sorbet line and the launch of new Smirnoff Wild Honey and Cinna-Sugar Twist flavoured vodka positively impacted performance. Net sales in Western Europe also declined, primarily driven by competitive pricing in the on trade in Great Britain and difficult market conditions in Ireland. This was largely offset by the launch of the new signature serve Smirnoff Apple Bite in both countries and Smirnoff Gold in Great Britain, with both innovations supported by strong marketing campaigns. In Australia, net sales grew 4% driven by the launch of Smirnoff Double Black, with a national campaign.
•	Ketel One vodka grew both net sales and volume. In North America, net sales growth was driven by the launch of the ‘Vodka of substance’ campaign and brand ambassador and mentoring programmes. Outside of North America, net sales grew by almost 50%, led by net sales in Australia more than doubling.
•	Cîroc again performed strongly, with net sales growth of 22%. In North America, growth was driven by price increases and the launch of Cîroc Amaretto, supported by increased marketing investment behind the ‘Luck be a lady’ campaign. Net sales doubled outside of the United States, with all markets performing well, in particular, Canada and Great Britain.

Rum represents 6% of Diageo net sales. Net sales of rum grew 9% driven by Captain Morgan, Cacique and Zacapa.  Cacique net sales increased 38% driven by both volume growth and price increases in Venezuela.

•	Captain Morgan net sales grew 6% fuelled by growth in Germany and Austria, Great Britain and Russia and Eastern Europe through success of the ‘Keys to adventure’ experiential events and the new ‘Live like the captain’ campaign. In North America, which contributes over 70% of net sales for the brand, net sales grew 3%. The sell in of Captain Morgan white rum ahead of a planned launch early in the second half and the Captain Morgan Sherry Oak limited edition offer offset the impact on performance of increased competition from flavoured whiskies and other spiced rums.
•	Zacapa performed strongly with double digit net sales growth, driven by 28% growth in its largest region, Western Europe. Investment focused on trade persuasion, mentoring and sampling. The successful Zacapa Rooms, a luxury temporary lounge dedicated to tasting events for key influencers, media and consumers, continued to be rolled out across Western Europe.

Liqueurs represents 5% of Diageo total net sales. Performance was driven by Baileys, which represents over 85% of the category.

•	Baileys net sales grew 1% with mixed performance across markets. The brand continued to grow net sales in North America driven by the success of the Baileys Vanilla Cinnamon launch with the campaign ‘The most stylish shot of the night’. In Greater China, building on the success achieved in Shanghai, Baileys was launched in Beijing, growing net sales 37%. Baileys also grew in Latin America and Caribbean following the roll out of the global campaign ‘Cream with spirit’ and activation in Mexico focused on ‘Baileys and coffee’. In Western Europe, net sales declined slightly. Performance was impacted by price increases in Germany and Benelux and high stock in trade levels at the start of the financial year in Great Britain, however, this was partly offset by the successful launch of Baileys Chocolat Luxe. Marketing investment increased slightly behind the global marketing campaign and local campaigns such as ‘Christmas with spirit’, the first Christmas television commercial in Great Britain for five years.

13

Tequila net sales grew 26% driven by strong performance of Don Julio.  In its primary market, North America, net sales grew 25% and share increased.  This was driven by a significant increase in marketing investment to support new brand positioning and commercial activation around the summer programme, ‘Elevate your summer’.  Don Julio continued to perform strongly outside of the United States, growing net sales 33%.

Gin represents 3% of Diageo net sales and net sales were flat. Growth in Africa was offset by a 4% net sales decline of Gordons across all regions except Latin America and Caribbean.

•	Tanqueray net sales grew 2% largely driven by a strong performance in Western Europe. The launch of new print and online communications is helping to drive significant net sales growth across the region. In North America, depletions performed well and Diageo grew share but shipments were impacted by higher stock levels at the start of the financial year.

Beer, which represents 21% of Diageo net sales, declined 3% driven by Nigeria, where in a weak market  consumers are trading down to value beer and by challenges in the beer market in Ireland.

•	Guinness net sales declined 1%, delivering 4ppts of positive price/mix from price increases. Guinness performed well in East Africa, North America and South East Asia. In East Africa, a price increase drove net sales growth of 23%, and this was supported by a significant increase in marketing investment. In North America, the United States grew slightly and Canada grew net sales 15% supported by the ‘Basketball’ advertising. Offsetting this growth was a decline in Nigeria and Ireland due to difficult market conditions and in Japan due to on premise decline and a significant increase in competitor investment in craft beer.

•	Performance of local African beers was negatively impacted by the decline of mainstream beer and increased pricing pressure in Nigeria, with the Harp brand most affected. The excise duty impact on Senator in Kenya also resulted in net sales decline. These challenges were in part offset by growth of other local beer brands including Tusker which grew double digit driven by price increases and strong football related marketing programmes.

Wine represents 4% of Diageo net sales and grew 3%. Growth was largely driven by North America, as a result of price increases and innovation.

Ready to drink represents 6% of Diageo’s net sales and grew 5% driven by South Africa, Venezuela and Japan, partly offset by a decline in North America and Australia.  In South Africa, the growth was driven by the successful launch of Smirnoff Ice Double Black & Guarana.  In Japan, net sales grew 32% driven by both Smirnoff Ice core variants and the launch of Smirnoff Ice Green Apple Bite as a permanent variant.  Destocking of pouches largely drove the net sales decline in North America, and in Australia, category decline continued to impact performance.

14

FINANCIAL REVIEW

Summary consolidated income statement

	Six months ended 31 December 2013£ million	Six months ended 31 December 2012 (restated) £ million
Sales	8,014	8,131
Excise duties	(2,082)	(2,156)
Net sales	5,932	5,975
Operating costs before exceptional items	(3,872)	(3,974)
Operating profit before exceptional items	2,060	2,001
Exceptional operating items	(20)	16
Operating profit	2,040	2,017
Non-operating items	138	-
Net finance charges	(225)	(229)
Share of associates’ profits after tax	181	140
Profit before taxation	2,134	1,928
Taxation	(388)	(351)
Profit from continuing operations	1,746	1,577
Discontinued operations	(92)	-
Profit for the period	1,654	1,577

Attributable to:
Equity shareholders of the parent company	1,599	1,521
Non-controlling interests	55	56
	1,654	1,577

Sales and net sales

On a reported basis, sales decreased by £117 million from £8,131 million in the six months ended 31 December 2012 to £8,014 million in the six months ended 31 December 2013 and net sales decreased by £43 million from £5,975 million in the six months ended 31 December 2012 to £5,932 million in the six months ended 31 December 2013. Exchange rate movements decreased reported sales by £143 million and reported net sales by £86 million. Disposals decreased reported sales by £179 million and reported net sales by £143 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items decreased by £102 million from £3,974 million in the six months ended 31 December 2012 to £3,872 million in the six months ended 31 December 2013 due to a decrease in cost of sales of £64 million from £2,248 million to £2,184 million, a decrease in marketing spend of £15 million from £918 million to £903 million, and a decrease in other operating expenses before exceptional costs of £23 million, from £808 million to £785 million. Exchange rate movements benefited total operating costs before exceptional items by £32 million.

Exceptional operating items

Exceptional operating charges of £20 million in the six months ended 31 December 2013 comprised £3 million (2012 – £nil) in respect of the Supply excellence restructuring programme and £17 million (2012 – £4 million) for the restructuring of the group’s supply operations in Ireland.

In the six months ended 31 December 2012 exceptional operating items also included a gain of £20 million in respect of changes to future pension increases for the Diageo Guinness Ireland Group Pension Scheme.

In the six months ended 31 December 2013 total restructuring cash expenditure was £41 million (2012 – £34 million). An exceptional charge of approximately £70 million is expected to be incurred in the year ending 30 June 2014 in respect of the Supply excellence review and the restructuring of the group’s supply operations in Ireland, and the cash expenditure in respect of these programmes is expected to be approximately £75 million.

Operating profit

Reported operating profit for the six months ended 31 December 2013 increased by £23 million to £2,040 million from £2,017 million in the comparable prior period. Before exceptional operating items, operating profit for the six months ended 31 December 2013 increased by £59 million to £2,060 million from £2,001 million in the comparable prior period. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the six months ended 31 December 2013 by £54 million. Acquisitions increased reported operating profit by £22 million and disposals decreased reported operating profit by £38 million.

15

Non-operating items

In the six months ended 31 December 2013 non-operating items of £138 million included a gain of £140 million following the acquisition of additional equity shares in United Spirits Limited (USL) which increased the group’s equity interest in USL from 10.04% to 25.02% and triggered a change in accounting from available-for-sale investments to associates. As a result, the accumulated fair value movements, in respect of the 10.04% holding in USL, previously reported in other comprehensive income were recycled to the income statement.

Net finance charges

Net finance charges amounted to £225 million in the six months ended 31 December 2013 (2012 – £229 million).

Net interest charge decreased by £13 million from £201 million in the comparable prior period to £188 million in the six months ended 31 December 2013. The effective interest rate was 4.1% (2012 – 4.9%) in the six months ended 31 December 2013 and average net borrowings increased by £1,016 million compared to the comparable prior period. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Net other finance charges for the six months ended 31 December 2013 were £37 million (2012 – £28 million). There was a decrease of £15 million in finance charges in respect of post employment plans from £22 million in the six months ended 31 December 2012 to £7 million in the six months ended 31 December 2013. Other finance charges also included £3 million (2012 – £6 million) in respect of the unwinding of discounts on liabilities and a hyperinflation adjustment of £27 million (2012 – £2 million) in respect of the group’s Venezuela operations.

Associates

The group’s share of associates’ profits after interest and tax was £181 million for the six months ended 31 December 2013 compared to £140 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £164 million (2012 – £132 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £206 million from £1,928 million in the comparable prior period to £2,134 million in the six months ended 31 December 2013.

Taxation

The reported tax rate remained unchanged at 18.2% in the six months ended 31 December 2013 compared to the comparable prior period. The tax rate before exceptional items for the six months ended 31 December 2013 was 19.4% compared with 18.3% in the six months ended 31 December 2012. In the six months ended 31 December 2013 an increase in the hyperinflation charge for Venezuela which is not tax deductible, and an increase in the proportional share of profit from Venezuela impacted the tax charge for the period. Excluding the group’s Venezuelan operation, the tax rate before exceptional items was 17.9%, and it is expected that it will remain at approximately 18%.

Discontinued operations

Discontinued operations in the six months ended 31 December 2013 represented a charge after taxation of £92 million (2012 – £nil) in respect of the settlement of the litigation in Australia and New Zealand (£51 million) and anticipated future payments to thalidomide injured individuals and thalidomide organisations (£41 million). It is anticipated that approximately £65 million will be paid in the year ending 30 June 2014.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth. The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the six months ended 31 December 2013 is set out in the table below.

16

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	(9)
Transaction impact	(45)
Total exchange effect on operating profit before exceptional items	(54)
Interest and other finance charges
Net finance charges – translation impact	1
Mark to market impact of IAS 39 on interest expense	1
Impact of IAS 21 and IAS 39 on other finance charges	(1)
Associates – translation impact	9
Total effect on profit before exceptional items and taxation	(44)

	Six months ended	Six months ended
	31 December 2013	31 December 2012
Exchange rates
Translation £1 =	$1.60	$1.60
Transaction £1 =	$1.58	$1.59
Translation £1 =	€1.18	€1.25
Transaction £1 =	€1.23	€1.21

The results for the six months ended 31 December 2013 include net sales and operating profit attributable to Venezuela of £294 million (2012 – £126 million) and £204 million (2012 – £68 million), respectively. Cash and cash equivalents include £291 million denominated in Venezuelan bolivar as at 31 December 2013. A change in the exchange rate from $1 = VEF9 (£1 = VEF14.9) to $1 = VEF19 (£1 = VEF30.4) would, for the six months ended 31 December 2013, reduce net sales by £149 million (2012 – £66 million), operating profit by £108 million (2012 – £35 million) and cash and cash equivalents by £148 million.

Dividend

An interim dividend of 19.7 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 28 February 2014. This represents an increase of 9% on last year’s interim dividend. The interim dividend will be paid to shareholders on 7 April 2014. Payment to US ADR holders will be made on 10 April 2014. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 14 March 2014.

	Six months ended 31 December 2013 £ million	Six months ended 31 December 2012 (restated) £ million
Cash generated from operations before exceptional costs	1,210	1,467
Exceptional operating costs paid	(41)	(34)
Cash generated from operations	1,169	1,433
Interest paid (net)	(275)	(262)
Taxation paid	(288)	(176)
Net capital expenditure	(279)	(264)
Movements in loans and other investments	(1)	(23)
Free cash flow	326	708

Free cash flow decreased by £382 million to £326 million in the six months ended 31 December 2013. Cash generated from operations decreased from £1,433 million to £1,169 million primarily driven by lower creditors across the regions as the result of larger proportion of marketing activities being incurred in the first quarter in the current period coupled with a one off €100 million (£85 million) payment into the Irish pension plans and the dividend from Moët Hennessy being received earlier in the comparable prior period. Higher tax payments are principally the result of increased taxable profits and tax audit payments. See page 39 for the definition of free cash flow.

17

Balance sheet

At 31 December 2013 total equity was £8,038 million compared with £8,088 million at 30 June 2013. The decrease was mainly due to the dividend paid out of shareholders’ equity of £735 million, adverse exchange movements of £770 million, a net remeasurement of the post employment liability of £89 million and fair value movements on available-for-sale investments of £90 million. These decreases were partially offset by the profit for the period of £1,654 million.

The deficit in respect of post employment plans before taxation decreased by £54 million from £541 million at 30 June 2013 to £487 million at 31 December 2013 primarily as a result of a one off €100 million (£85 million) cash contribution into the Irish pension plans. Cash contributions to the group’s post employment plans in the six months ended 31 December 2013 were £182 million (2012 – £98 million) and are expected to be approximately £290 million for the year ending 30 June 2014.

Net borrowings were £9,096 million at 31 December 2013, an increase of £693 million from £8,403 million at 30 June 2013. The principal components of this increase were £735 million (2012 – £673 million) equity dividends paid, and £420 million (2012 – £301 million) paid for the acquisition of businesses, primarily in respect of United Spirits Limited, which were partially offset by favourable exchange movements of £337 million (2012 – £111 million) and free cash flow of £326 million (2012 – £708 million).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s ratings were to be negatively impacted by the financing of an acquisition, it would seek over time to return to such ratios that are consistent with an A band credit rating.

To ensure that intangibles with indefinite useful lives are not carried above their recoverable amount an impairment triggering event review was carried out in the six months ended 31 December 2013 for all material intangibles and recent acquisitions. As a result of the weak performance in China, in particular in respect of the Shui Jing Fang brand, due to a downturn in the baijiu category, an impairment test was carried out to support the book value of the Shui Jing Fang brand and the Greater China cash generating unit. This resulted in no impairment charge for the six months ended 31 December 2013. As announced by Sichuan Shuijingfang Co., Ltd (Shuijingfang), a new strategy is currently being developed, based on which the impairment test will be updated in the second half of the financial year. At 31 December 2013, the book value of the Greater China cash generating unit was £660 million of which £499 million is in respect of the Shui Jing Fang brand. The non-controlling interest in respect of Shuijingfang amounted to £317 million.

Economic profit

Economic profit decreased by £4 million from £1,001 million in the six months ended 31 December 2012 to £997 million in the six months ended 31 December 2013. See page 39 for the calculation and definition of economic profit.

18

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31 December 2013 £ million		Six months ended 31 December 2012 (restated) £ million
Sales	2	8,014		8,131
Excise duties		(2,082)		(2,156)
Net sales	2	5,932		5,975
Cost of sales		(2,200)		(2,251)
Gross profit		3,732		3,724
Marketing		(903)		(918)
Other operating expenses		(789)		(789)
Operating profit	2	2,040		2,017
Non-operating items	3	138		-
Net interest payable	4	(188)		(201)
Net other finance charges	4	(37)		(28)
Share of associates' profits after tax		181		140
Profit before taxation		2,134		1,928
Taxation	5	(388)		(351)
Profit from continuing operations		1,746		1,577
Discontinued operations	3	(92)		-
Profit for the period		1,654		1,577

Attributable to:
Equity shareholders of the parent company		1,599		1,521
Non-controlling interests		55		56
		1,654		1,577

Basic earnings per share
Continuing operations		67.5	p	60.8	p
Discontinued operations		(3.7	)p	-
		63.8	p	60.8	p

Diluted earnings per share
Continuing operations		67.2	p	60.4	p
Discontinued operations		(3.7	)p	-
		63.5	p	60.4	p

Average shares (in million)		2,507		2,501

Figures for the six months ended 31 December 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See Note 1 and 15 to the financial information.

19

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2013 £ million	Six months ended 31 December 2012 (restated) £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(90)	(80)
- associates	1	-
Tax credit on post employment plans	11	7
	(78)	(73)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	(862)	(206)
- non-controlling interests	(82)	(31)
- associates	(191)	9
Exchange differences on borrowings and derivative net investment
hedges	365	103
Tax on exchange differences on borrowings and derivative net
investment hedges	(7)	2
Effective portion of changes in fair value of cash flow hedges
- gains/(losses) taken to other comprehensive income	30	(14)
- recycled to income statement	49	11
Tax on effective portion of changes in fair value of cash flow hedges	2	9
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income	56	-
- recycled to income statement	(146)	-
Hyperinflation adjustment	51	2
Tax on hyperinflation adjustment	(11)	-
	(746)	(115)
Other comprehensive loss, net of tax, for the period	(824)	(188)
Profit for the period	1,654	1,577
Total comprehensive income for the period	830	1,389

Attributable to:
Equity shareholders of the parent company	859	1,365
Non-controlling interests	(29)	24
Total comprehensive income for the period	830	1,389

Figures for the six months ended 31 December 2012 have been restated following the adoption of IFRS 11 and the amendment to IAS 19. See Note 1 and 15 to the financial information.

20

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2013		30 June 2013		31 December 2012
					(restated)		(restated)
	Notes	£million	£million	£million	£million	£million	£ million
Non-current assets
Intangible assets		8,324		9,013		8,877
Property, plant and equipment		3,393		3,425		3,083
Biological assets		34		36		34
Investments in associates		3,329		2,521		2,407
Other investments		68		412		98
Other receivables		110		127		115
Other financial assets	9	276		393		449
Deferred tax assets		229		242		326
Post employment benefit assets		177		312		18
			15,940		16,481		15,407
Current assets
Inventories	6	4,320		4,207		4,165
Trade and other receivables		2,957		2,437		2,849
Assets held for sale		8		51		76
Other financial assets	9	129		65		57
Cash and cash equivalents	7	891		1,750		686
			8,305		8,510		7,833
Total assets			24,245		24,991		23,240
Current liabilities
Borrowings and bank overdrafts	7	(3,007)		(1,852)		(2,205)
Other financial liabilities	9	(153)		(122)		(123)
Trade and other payables		(3,040)		(3,212)		(3,220)
Corporate tax payable		(276)		(224)		(416)
Provisions		(90)		(109)		(99)
			(6,566)		(5,519)		(6,063)
Non-current liabilities
Borrowings	7	(6,716)		(8,217)		(6,220)
Other financial liabilities	9	(453)		(473)		(506)
Other payables		(103)		(118)		(96)
Provisions		(268)		(256)		(273)
Deferred tax liabilities		(1,437)		(1,467)		(1,519)
Post employment benefit liabilities		(664)		(853)		(1,132)
			(9,641)		(11,384)		(9,746)
Total liabilities			(16,207)		(16,903)		(15,809)
Net assets			8,038		8,088		7,431

Equity
Share capital		797		797		797
Share premium		1,344		1,344		1,344
Other reserves		2,540		3,154		3,127
Retained earnings		2,405		1,741		1,059
Equity attributable to equity shareholders of the parent company			7,086		7,036		6,327
Non-controlling interests			952		1,052		1,104
Total equity			8,038		8,088		7,431

Figures as at 31 December 2012 and as at 30 June 2013 have been restated following the adoption of IFRS 11. See Note 1 and 15 to the financial information.

21

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity
			Retained earnings/(deficit)				attributable
	Share	Share	Other	Own	Other		to parent	Non
	capital	premium	reserves	shares	retained earnings	Total	company share-holders	-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2013 as previously reported	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,071	8,107
Prior year adjustments (see note 1)
- Adoption of IFRS 11	-	-	-	-	-	-	-	(19)	(19)
At 30 June 2013 as restated	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	-	-	(614)	-	1,473	1,473	859	(29)	830
Employee share schemes	-	-	-	(9)	(51)	(60)	(60)	-	(60)
Share-based incentive plans	-	-	-	-	19	19	19	-	19
Share-based incentive plans in respect
of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	(13)	(13)	(13)	-	(13)
Acquisition of businesses	-	-	-	-	-	-	-	8	8
Change in fair value of put options	-	-	-	-	(4)	(4)	(4)	-	(4)
Purchase of non-controlling interests	-	-	-	-	(17)	(17)	(17)	(18)	(35)
Dividends paid	-	-	-	-	(735)	(735)	(735)	(61)	(796)
At 31 December 2013	797	1,344	2,540	(2,241)	4,646	2,405	7,086	952	8,038

At 30 June 2012 as previously reported	797	1,344	3,213	(2,257)	2,491	234	5,588	1,223	6,811
Prior year adjustments (see note 1)
- Adoption of IFRS 11	-	-	-	-	-	-	-	(19)	(19)
At 30 June 2012 as restated	797	1,344	3,213	(2,257)	2,491	234	5,588	1,204	6,792
Total comprehensive income	-	-	(86)	-	1,451	1,451	1,365	24	1,389
Employee share schemes	-	-	-	(19)	(25)	(44)	(44)	-	(44)
Share-based incentive plans	-	-	-	-	21	21	21	-	21
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	7	7	7	-	7
Change in fair value of put options	-	-	-	-	(3)	(3)	(3)	-	(3)
Dividends paid	-	-	-	-	(673)	(673)	(673)	(59)	(732)
Transfers	-	-	-	-	65	65	65	(65)	-
At 31 December 2012 as restated	797	1,344	3,127	(2,276)	3,335	1,059	6,327	1,104	7,431

Figures for the six months ended 31 December 2012 have been restated following the adoption of IFRS 11. See Note 1 and 15 to the financial information.

22

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2013		Six months ended 31 December 2012
				(restated)
	£ million	£ million	£ million	£ million

Cash flows from operating activities	1	1	1	1
Cash generated from operations (see note 11)	1,169		1,433
Interest received	71		64
Interest paid	(346)		(326)
Taxation paid	(288)		(176)
Net cash from operating activities		606		995

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	64		3
Purchase of property, plant and equipment and computer software	(343)		(267)
Movements in loans and other investments	(1)		(23)
Acquisition of businesses	(420)		(301)
Net cash outflow from investing activities		(700)		(588)

Cash flows from financing activities
Net purchase of own shares for share schemes	(61)		(56)
Dividends paid to equity non-controlling interests	(61)		(59)
Purchase of shares of non-controlling interests	(35)		-
Net increase in loans	139		14
Equity dividends paid	(735)		(673)
Net cash outflow from financing activities		(753)		(774)

Net decrease in net cash and cash equivalents		(847)		(367)
Exchange differences		(41)		-
Net cash and cash equivalents at beginning of the period		1,645		1,015
Net cash and cash equivalents at end of the period		757		648

Net cash and cash equivalents consist of:
Cash and cash equivalents		891		686
Bank overdrafts		(134)		(38)
		757		648

Figures for the six months ended 31 December 2012 have been restated following the adoption of IFRS 11. See Note 1 and 15 to the financial information.

23

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2013 except for the impact of adoption of new accounting standards explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

Adopted by the group

The following accounting standards and amendments, issued by the International Accounting Standards Board (IASB), are effective for the first time in the current financial year and have been adopted by the group:

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation. Application of IFRS 10 has not affected the scope of the consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. This means that for certain entities the group’s share of their sales and other financial items is no longer consolidated on a line by line basis but the group’s net share of their net income is included in the line ’Share of profits of associates after tax’. Following the adoption of IFRS 11, the group has restated its financial information.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair values but codifies it in one place.

Amendments to IAS 19 – Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that impacts the group is that the amendment requires the expected returns on pension plan assets, previously calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate.

As a consequence of the above changes, comparative prior period figures have been restated. The impact on the group's consolidated statement of comprehensive income, net assets and net cash flow are provided in Note 15 to the financial information. Restated segmental information for the six months ended 31 December 2012 is provided on page 38.

The following accounting standards and amendments, issued by the IASB, have been adopted by the group from 1 July 2013 with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 – Clarification of the requirements for comparative information

Limited scope amendment to IAS 12 – Income taxes

Amendment to IAS 16 – Classification of servicing equipment

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

24

The comparative figures for the financial year ended 30 June 2013 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

The executive committee considers the business principally from a geographical perspective and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland and Italy. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current period’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current period’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2013.

In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

25

Six months ended 31 December 2013	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	2,149	1,970	1,739	1,102	1,012	821	(821)	7,972	42	8,014
Net sales
At budgeted exchange rates*	1,934	1,134	1,191	741	792	864	(821)	5,835	42	5,877
Acquisitions and disposals	20	2	1	-	-	-	-	23	-	23
Global Supply allocation	6	23	6	4	4	(43)	-	-	-	-
Retranslation to actual exchange rates	(56)	20	(43)	155	(44)	-	-	32	-	32
Net sales	1,904	1,179	1,155	900	752	821	(821)	5,890	42	5,932
Operating profit/(loss)
At budgeted exchange rates*	866	338	351	263	217	56	-	2,091	(69)	2,022
Acquisitions and disposals	(4)	2	(1)	-	(7)	-	-	(10)	-	(10)
Global Supply allocation	8	29	8	6	5	(56)	-	-	-	-
Retranslation to actual exchange rates	(19)	1	(31)	117	(22)	-	-	46	2	48
Operating profit/(loss) before exceptional items	851	370	327	386	193	-	-	2,127	(67)	2,060
Exceptional items	(1)	-	(2)	(1)	-	(16)	-	(20)	-	(20)
Operating profit/(loss)	850	370	325	385	193	(16)	-	2,107	(67)	2,040
Non-operating items										138
Net finance charges										(225)
Share of associates’ profits after tax
- Moët Hennessy										164
- Other associates										17
Profit before taxation										2,134

Six months ended 31 December 2012 (restated)	North America £ million	Western Europe £ million	Africa, Eastern Europe and Turkey £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	2,218	1,977	1,791	965	1,138	1,396	(1,396)	8,089	42	8,131
Net sales
At budgeted exchange rates*	1,980	1,190	1,156	793	805	1,473	(1,425)	5,972	43	6,015
Acquisitions and disposals	-	1	62	30	51	-	-	144	-	144
Global Supply allocation	7	23	6	7	5	(48)	-	-	-	-
Retranslation to actual exchange rates	(45)	(40)	(36)	(36)	(26)	(29)	29	(183)	(1)	(184)
Net sales	1,942	1,174	1,188	794	835	1,396	(1,396)	5,933	42	5,975
Operating profit/(loss)
At budgeted exchange rates*	819	371	364	308	221	63	-	2,146	(75)	2,071
Acquisitions and disposals	-	-	18	3	(17)	-	-	4	-	4
Global Supply allocation	27	21	6	4	5	(63)	-	-	-	-
Retranslation to actual exchange rates	(24)	(14)	(17)	(14)	(8)	-	-	(77)	3	(74)
Operating profit/(loss) before exceptional items	822	378	371	301	201	-	-	2,073	(72)	2,001
Exceptional items	-	20	-	-	-	(4)	-	16	-	16
Operating profit/(loss)	822	398	371	301	201	(4)	-	2,089	(72)	2,017
Net finance charges										(229)
Share of associates’ profits after tax
- Moët Hennessy										132
- Other associates										8
Profit before taxation										1,928

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

26

(i) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.60 (2012 – £1 = $1.60) and euro – £1 = €1.18 (2012 – £1 = €1.25). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.66 (30 June 2013 – £1 = $1.52, 31 December 2012 – £1 = $1.63) and euro – £1 = €1.20 (30 June 2013 – £1 = €1.17, 31 December 2012 – £1 = €1.23). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2013 £ million	Six months ended 31 December 2012 £ million
Items included in operating profit
Supply excellence review	(3)	-
Restructuring of Irish brewing operations	(17)	(4)
	(20)	(4)

Pension changes - past service credits	-	20
	(20)	16

Non-operating items
Fair value gain on USL	140	-
Sale of business	(2)	-
	138	-

Exceptional items before taxation	118	16

Tax on exceptional operating items	3	(2)

Exceptional items in continuing operations	121	14

Discontinued operations net of taxation
Thalidomide (Australia and New Zealand)	(51)	-
Thalidomide (Other)	(41)	-
	(92)	-

Total exceptional items	29	14

Items included in operating profit are charged to:
Cost of sales	(16)	(3)
Other operating expenses	(4)	19
	(20)	16

27

4. Net interest and other finance charges

	Six months ended 31 December 2013 £ million	Six months ended 31 December 2012 £ million
Interest payable	(239)	(250)
Interest receivable	52	51
Market value movements on interest rate instruments	(1)	(2)
Net interest payable	(188)	(201)

Net finance charges in respect of post employment plans	(7)	(22)
Unwinding of discounts	(3)	(6)
Hyperinflation adjustment on Venezuela operations	(27)	(2)
	(37)	(30)
Net exchange movements on certain financial instruments	-	2
Net other finance charges	(37)	(28)

5. Taxation

For the six months ended 31 December 2013, the £388 million taxation charge (2012 – £351 million) comprises a UK tax charge of £37 million (2012 – £19 million) and a foreign tax charge of £351 million (2012 – £332 million).

6. Inventories

	31 December 2013	30 June 2013 (restated)	31 December 2012 (restated)
	£ million	£ million	£ million
Raw materials and consumables	387	346	390
Work in progress	65	63	75
Maturing inventories	3,234	3,182	3,092
Finished goods and goods for resale	634	616	608
	4,320	4,207	4,165

7. Net borrowings

	31 December 2013	30 June 2013	31 December 2012
		(restated)	(restated)
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(3,007)	(1,852)	(2,205)
Borrowings due after one year	(6,716)	(8,217)	(6,220)
Fair value of foreign currency forwards and swaps	35	205	106
Finance lease liabilities	(299)	(289)	(258)
	(9,987)	(10,153)	(8,577)
Cash and cash equivalents	891	1,750	686
	(9,096)	(8,403)	(7,891)

28

8. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2013	31 December 2012 (restated)
	£ million	£ million
Net decrease in cash and cash equivalents before exchange	(847)	(367)
Net increase in loans	(139)	(14)
Increase in net borrowings from cash flows	(986)	(381)
Exchange differences on net borrowings	337	111
Other non-cash items	(44)	(48)
Net borrowings at beginning of the period	(8,403)	(7,573)
Net borrowings at end of the period	(9,096)	(7,891)

Other non-cash items primarily comprise fair value changes on bonds, interest rate derivatives and new finance leases. On 1 July 2013 the group repaid bonds of €1,150 million (£983 million).

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations. The levels can be broadly described as follows:

•	Level 1 – use of unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – use of observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets; and
•	Level 3 – use of inputs not based on observable market data but reflecting management’s own assumptions about pricing the asset or liability.

There were no significant changes in the measurement and valuation techniques, or significant transfers between levels of the financial assets and liabilities in the six months ended 31 December 2013.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

		31 December 2013				30 June 2013				31 December 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Derivative assets	-	405	-	405	-	458	-	458	-	506	-	506
Available-for-sale investments	-	-	-	-	350	-	-	350	-	-	-	-
Total assets	-	405	-	405	350	458	-	808	-	506	-	506
Liabilities
Derivative liabilities	-	(198)	-	(198)	-	(191)	-	(191)	-	(249)	(4)	(253)
Other financial liabilities	-	-	(109)	(109)	-	-	(115)	(115)	-	-	(118)	(118)
Total liabilities	-	(198)	(109)	(307)	-	(191)	(115)	(306)	-	(249)	(122)	(371)

Finance lease liabilities amounted to £299 million in the six months ended 31 December 2013 (30 June 2013 – £289 million, 31 December 2012 – £258 million).

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2013 the fair value of gross borrowings was £9,992 million and the carrying value was £9,723 million (30 June 2013 – £10,436 million and £10,069 million respectively, 31 December 2012 – £9,196 million and £8,425 million respectively).

29

10. Dividends and other reserves

	Six months ended	Six months ended
	31 December 2013	31 December 2012
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2013 of 29.30 pence per share (2012 – 26.90 pence)	735	673

An interim dividend of 19.7 pence per share (2012 – 18.10 pence) was approved by the board on 29 January 2014. As the approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £2,540 million at 31 December 2013 (2012 – £3,127 million) includes a capital redemption reserve of £3,146 million credit (2012 – £3,146 million) and hedging and exchange reserve of £606 million deficit (2012 – £19 million deficit).

11. Cash generated from operations

	Six months ended		Six months ended
	31 December 2013		31 December 2012
				(restated)
	£million	£million	£million	£ million

Profit for the period	1,654		1,577
Discontinued operations	92		-
Taxation	388		351
Share of associates’ profits after tax	(181)		(140)
Net finance charges	225		229
Non-operating items	(138)		-
Operating profit		2,040		2,017
Increase in inventories	(213)		(243)
Increase in trade and other receivables	(693)		(790)
(Decrease)/increase in trade and other payables and provisions	(7)		285
Net increase in working capital		(913)		(748)
Depreciation, amortisation and impairment		186		160
Dividends received		8		58
Post employment payments less amounts included in operating profit		(122)		(60)
Other items		(30)		6
Cash generated from operations		1,169		1,433

Cash generated from operations is stated after £41 million (2012 – £34 million) of cash outflows in respect of exceptional operating items.

12. Acquisition of businesses

On 4 July 2013, Diageo purchased a further 14.98% equity share (21.77 million shares) in United Spirits Limited (USL) at a cost of INR 1440 per share totalling INR 31.3 billion (£342 million). This took the group's equity interest in USL to 25.02% and changed its accounting treatment from available-for-sale investments to associates.

On 26 November 2013, Diageo acquired an additional 1.35% equity share (1.97 million shares) in USL through an on-market purchase on the Bombay Stock Exchange at a cost of INR 2400 per share totalling INR 4.7 billion (£47 million). This brought the aggregate equity stake held by Diageo to 26.37% of USL.

Diageo have accounted for USL as an associate in the six months ended 31 December 2013. Diageo’s share of USL’s results was not material.

On 2 August 2013, Diageo acquired the remaining 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd. (SJF Holdco) for a cash consideration of RMB 326 million (£35 million). The acquisition of the additional stake in SJF Holdco brought Diageo’s shareholding to 100% and increased its effective interest in Shuijingfang from 36.9% to 39.7%.

30

13. Contingent liabilities and legal proceedings

(a) Guarantees

As of 31 December 2013 the group has no material guarantees or indemnities to third parties with the exception of a conditional back-stop guarantee issued by Diageo Holdings Netherlands B.V. (DHN) to Standard Chartered Bank (Standard Chartered) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The terms require that any right of Standard Chartered to call on the guarantee from DHN will be subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its security package. In addition, DHN has, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Vijay Mallya as well as the security package put in place for the Standard Chartered facility.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future. Diageo cannot meaningfully quantify the possible loss or range of loss in the event of any future litigation. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £112 million (including £14 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £25 million (including £2 million of value added tax) was made to Diageo Korea in the year ended 30 June 2012.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £125 million (including £14 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court (Court) along with a petition for preliminary injunction to stay the final imposition notice. The Court granted Diageo Korea’s request for a preliminary injunction and has stayed the final imposition until the decision of the Court on the underlying matter. On 31 October 2012, the Court instructed the Korean customs authorities to reinvestigate the second imposition notice per the instructions of the Tax Tribunal and stayed the Court hearings until the completion of the re-audit. The re-audit was completed in February 2013 and the Court hearings continue.

The underlying matter remains in progress with the Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Thalidomide litigation

In Australia, class action claims alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide were filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants. As a result of that process, agreement has been reached between Diageo and the claimants, without admission of liability by Diageo, to settle the class action claims for the sum of AU$89 million and AU$6.5 million in costs, subject to the approval of the Supreme Court of Victoria. Grϋnenthal GmbH is not a party to the settlement. The application for approval will be heard by the Supreme Court of Victoria on 7 February 2014. If the settlement is approved the class action claims will be dismissed. A liability for £51 million has been charged to discontinued operations in the income statement in the six months ended 31 December 2013.

In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which any lawsuit may give rise. The group has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

31

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA) of a further 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. This followed a preferential allotment of 14,532,775 shares (10%) in USL for a total consideration of INR 20.9 billion (£249 million) and the acquisition of 58,668 additional shares through a mandatory tender offer for a total consideration of INR 85,778,082 (£1 million). By these transactions Diageo became the major shareholder in USL with a shareholding of 25.02% acquired for total consideration of INR 52 billion (£592 million). In the period since completion of these transactions, Diageo has acquired further USL shares, increasing its shareholding in USL to 26.37%.

At the time of the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave under sections 536 and 537 of the Indian Companies Act to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the leave granted by the High Court (the Leave Order) did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Since closing of the UBHL Share Sale, appeals have been filed by various petitioners in respect of the Leave Order. The Appellate Division of the High Court of Karnataka (the Appeal Court) announced its decision in respect of those appeals on 20 December 2013 in which it set aside the Leave Order.

Diageo is seeking leave to appeal this decision of the Appeal Court to the Supreme Court of India and the hearing of that leave application is currently adjourned to 31 January 2014.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the USL transaction. A ruling was issued by the High Court on 22 November 2013 to admit one of the winding-up petitions against UBHL and directing that a general advertisement be made to creditors of UBHL after a period of 4 weeks from the date of the ruling. This ruling is the subject of an application for appeal by UBHL.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing approximately 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2013. There have been no transactions with these related parties during the six months ended 31 December 2013 on terms other than those that prevail in arm’s length transactions.

32

15. Impact of new accounting standards

As reported in Note 1, the group has adopted IFRS 11 and the amendment to IAS 19. As a consequence, comparative prior period figures have been restated. Restated consolidated statement of comprehensive income for the six months ended 31 December 2012 is set out below:

Consolidated statement of comprehensive income for the six months ended 31 December 2012
	As reported	IFRS 11	IAS 19	Restated
	£ million	£ million	£ million	£ million

Sales	8,235	(104)	-	8,131
Excise duties	(2,196)	40	-	(2,156)
Net sales	6,039	(64)	-	5,975
Operating costs before exceptional items	(4,010)	41	(5)	(3,974)
Operating profit before exceptional items	2,029	(23)	(5)	2,001
Exceptional operating items	16	-	-	16
Operating profit	2,045	(23)	(5)	2,017
Net finance charges	(212)	-	(17)	(229)
Share of associates' profits after tax	128	12	-	140
Profit before taxation	1,961	(11)	(22)	1,928
Taxation	(360)	4	5	(351)
Profit for the period	1,601	(7)	(17)	1,577
Other comprehensive loss	(205)	-	17	(188)
Total comprehensive income for the period	1,396	(7)	-	1,389

Profit for the period attributable to:
Equity shareholders	1,538	-	(17)	1,521
Non-controlling interests	63	(7)	-	56
	1,601	(7)	(17)	1,577

Total comprehensive income for the period attributable to:
Equity shareholders	1,365	-	-	1,365
Non-controlling interests	31	(7)	-	24
	1,396	(7)	-	1,389

	pence	pence	pence	pence
Basic earnings per share	61.5	-	(0.7)	60.8
Diluted earnings per share	61.1	-	(0.7)	60.4

The adoption of IFRS 11 reduced the group's net assets by £19 million and £17 million at 30 June 2013 and at 31 December 2012, respectively and reduced the group’s net cash outflow by £10 million for the six months ended 31 December 2012. The amendment to IAS 19 has neither affected the group’s net assets nor the group’s net cash outflow.

33

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2013 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (‘the DTR’) of the UK’s Financial Conduct Authority (‘the UK FCA’). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2013 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Paul Korolkiewicz

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London, E14 5GL, UK

29 January 2014

34

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the six months ended 31 December 2012 (2012) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 42 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliations of non-GAAP measures to GAAP measures

1. Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

2. Organic movements

Diageo’s strategic planning process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, a ratio calculated by dividing organic operating profit by organic net sales and expressed as a percentage. These non-GAAP measures are chosen for planning, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. Exchange impacts in respect of the external hedging of inter group sales of products and the inter group recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate. In the six months ended 31 December 2013, an adjustment was made to the organic calculation of the group's Venezuelan operations to ensure currency controls do not materially distort the group’s performance. A rate of $1 = VEF19 (£1 = VEF30.4) is used to adjust both the current and the prior period’s performance which is derived from the consolidation rate adjusted by inflation. Applying this methodology, the exchange rate for the year ending 30 June 2014 is expected to be approximately $1 = VEF26 (£1 = VEF42.4).

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that in management’s assessment are expected to complete.

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Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables below expressed as a percentage of the aggregate of the amount in the first column of the table, the amount in the column headed ‘Exchange’, the amounts included in the columns headed ‘Adjustment to Venezuela organic growth’ and Acquisitions and disposals’ that have impacted the comparable prior period. The inclusion of the column headed ‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the six months ended 31 December 2013 were as follows:

Volume	2012 Reported (restated)ǂ units million	Acquisitions and disposals*** units million	Organic movement units million	2013 Reported units million	Organic movement %

North America	28.5	(1.5)	(0.5)	26.5	(2)
Western Europe	18.3	(0.2)	(0.4)	17.7	(2)
Africa, Eastern Europe and Turkey	20.3	(0.1)	(0.8)	19.4	(4)
Latin America and Caribbean	12.8	(0.1)	(0.2)	12.5	(2)
Asia Pacific	8.5	-	(0.3)	8.2	(4)
Total volume	88.4	(1.9)	(2.2)	84.3	(3)

Sales	2012 Reported (restated)ǂ £ million	Exchange* £ million	Adjustment to Venezuela organic growth** £ million	Acquisitions and disposals*** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	2,218	(9)	-	(135)	75	2,149	4
Western Europe	1,977	52	-	(28)	(31)	1,970	(2)
Africa, Eastern Europe and Turkey	1,791	(95)	-	(3)	46	1,739	3
Latin America and Caribbean	965	(36)	96	(7)	84	1,102	10
Asia Pacific	1,138	(56)	-	(6)	(64)	1,012	(6)
Corporate	42	1	-	-	(1)	42	(2)
Total sales	8,131	(143)	96	(179)	109	8,014	1

Net sales	2012 Reported (restated)ǂ £ million	Exchange* £ million	Adjustment to Venezuela organic growth** £ million	Acquisitions and disposals*** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	1,942	(9)	-	(111)	82	1,904	5
Western Europe	1,174	38	-	(21)	(12)	1,179	(1)
Africa, Eastern Europe and Turkey	1,188	(50)	-	(3)	20	1,155	2
Latin America and Caribbean	794	(30)	83	(5)	58	900	8
Asia Pacific	835	(36)	-	(3)	(44)	752	(6)
Corporate	42	1	-	-	(1)	42	(2)
Total net sales	5,975	(86)	83	(143)	103	5,932	2

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Marketing spend	2012 Reported (restated)ǂ £ million	Exchange* £ million	Adjustment to Venezuela organic growth** £ million	Acquisitions and disposals*** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	299	(1)	-	(18)	13	293	5
Western Europe	176	6	-	(2)	(3)	177	(2)
Africa, Eastern Europe and Turkey	137	(11)	-	(1)	10	135	8
Latin America and Caribbean	120	(6)	2	(2)	9	123	8
Asia Pacific	182	(7)	-	-	(5)	170	(3)
Corporate	4	-	-	1	-	5	-
Total marketing spend	918	(19)	2	(22)	24	903	3

Operating profit	2012 Reported (restated)ǂ £ million	Exchange* £ million	Adjustment to Venezuela organic growth** £ million	Acquisitions and disposals*** £ million	Organic movement £ million	2013 Reported £ million	Organic movement %

North America	822	-	-	(31)	60	851	8
Western Europe	378	6	-	(2)	(12)	370	(3)
Africa, Eastern Europe and Turkey	371	(33)	-	1	(12)	327	(4)
Latin America and Caribbean	301	(13)	73	-	25	386	10
Asia Pacific	201	(15)	-	16	(9)	193	(4)
Corporate	(72)	1	-	-	4	(67)	6
Operating profit before exceptional items	2,001	(54)	73	(16)	56	2,060	3
Exceptional items****	16					(20)
Total operating profit	2,017					2,040

Notes: Information relating to the organic movement calculations

*	The exchange adjustments for sales, net sales, marketing spend and operating profit are principally in respect of the euro, the South African rand, the Australian dollar, the Turkish lira and the Brazilian real.
**	A change in the exchange rate for Venezuela from $1 = VEF9 (£1 = VEF14.9) to $1 = VEF19 (£1 = VEF30.4) resulted in an adjustment to organic sales, net sales, marketing spend and operating profit for the six months ended 31 December 2013 of £173 million (2012 – £77 million), £149 million (2012 – £66 million), £5 million (2012 – £3 million) and £108 million (2012 – £35 million), respectively. The adjustment included in the organic movement tables comprises the difference between the amounts for the six months ended 31 December 2013 and 31 December 2012.
***	The impacts of acquisitions and disposals are excluded from the organic movement. In the six months ended 31 December 2013 the acquisitions and disposals that affected volume, sales, net sales, marketing spend and operating profit were as follows:

				Marketing	Operating
Six months ended 31 December 2013	Volume	Sales	Net sales	spend	profit
	units million	£ million	£ million	£ million	£ million

Acquisitions – 2013†	-	-	-	-	(7)
Acquisitions – 2012††	-	-	-	-	29
Jose Cuervo	0.4	26	20	-	(3)
Other disposals	-	2	2	-	-
Disposals – 2013	0.4	28	22	-	(3)
Jose Cuervo	(2.0)	(175)	(135)	(19)	(29)
Nuvo	(0.1)	(12)	(11)	(3)	(2)
Other disposals	(0.2)	(20)	(19)	-	(4)
Disposals – 2012	(2.3)	(207)	(165)	(22)	(35)
	(1.9)	(179)	(143)	(22)	(16)

† Includes transaction costs in respect of acquisitions not yet completed.
†† Represents transaction and integration costs incurred in respect of acquisitions.

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**** See page 15 for an explanation of exceptional operating items

ǂ In the year ended 30 June 2013, Diageo changed its internal reporting structure to reflect changes made to management responsibilities. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Western Europe; Africa, Eastern Europe and Turkey; Latin America and Caribbean; Asia Pacific and Corporate. In addition, as reported in Note 1 and 15, the group has adopted IFRS 11 and the amendment to IAS 19. As a result of these changes, the segmental information for volume, sales, net sales, marketing spend and operating profit before exceptional items for the six months ended 31 December 2012 have been restated as follows:

Segmental information
 for the six months ended 31 December 2012

	North America	Europe	Western Europe	Africa	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Corporate	Total
Volume	units million	units million	units million	units million	units million	units million	units million	units million	units million

As reported	28.6	24.9	-	13.7	-	12.8	8.8	-	88.8
Analysis of Eastern Europe and Turkey	-	(24.9)	18.3	(13.7)	20.3	-	-	-	-
Adoption of IFRS 11	(0.1)	-	-	-	-	-	(0.3)	-	(0.4)
Restated	28.5	-	18.3	-	20.3	12.8	8.5	-	88.4

	North America	Europe	Western Europe	Africa	Africa, Eastern Europe and Turkey	Latin America and Caribbean	Asia Pacific	Corporate	Total
Sales	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

As reported	2,223	2,735	-	1,043	-	967	1,225	42	8,235
Analysis of Eastern Europe and Turkey	-	(2,735)	1,985	(1,043)	1,793	-	-	-	-
Adoption of IFRS 11	(5)	-	(8)	-	(2)	(2)	(87)	-	(104)
Restated	2,218	-	1,977	-	1,791	965	1,138	42	8,131

Net sales

As reported	1,947	1,577	-	795	-	796	882	42	6,039
Analysis of Eastern Europe and Turkey	-	(1,577)	1,182	(795)	1,190	-	-	-	-
Adoption of IFRS 11	(5)	-	(8)	-	(2)	(2)	(47)	-	(64)
Restated	1,942	-	1,174	-	1,188	794	835	42	5,975

Marketing spend

As reported	301	234	-	79	-	120	188	4	926
Analysis of Eastern Europe and Turkey	-	(234)	176	(79)	137	-	-	-	-
Adoption of IFRS 11	(2)	-	-	-	-	-	(6)	-	(8)
Restated	299	-	176	-	137	120	182	4	918

Operating profit before exceptional items

As reported	825	528	-	225	-	302	220	(71)	2,029
Analysis of Eastern Europe and Turkey	-	(528)	381	(225)	372	-	-	-	-
Adoption of IAS 19 amendment	(1)	-	(2)	-	(1)	-	-	(1)	(5)
Adoption of IFRS 11	(2)	-	(1)	-	-	(1)	(19)	-	(23)
Restated	822	-	378	-	371	301	201	(72)	2,001

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3. Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net movements in loans and other investments and with the net purchase of property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

For the reconciliation of free cash flow see page 17.

4. Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business stated before exceptional items and finance charges after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2013 and 31 December 2012 were as follows:

	2013	2012
		(restated)
	£ million	£ million

Operating profit	2,040	2,017
Exceptional operating items	20	(16)
Share of associates' profits after tax	181	140
Tax at the tax rate before exceptional items of 19.4% (2012 – 18.3%)	(435)	(392)
	1,806	1,749

Average net assets (excluding net post employment liabilities)	8,468	8,014
Average net borrowings	8,750	7,732
Average integration and restructuring costs (net of tax)	1,457	1,396
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	20,237	18,704

Return on average total invested capital	17.8%	18.7%

5. Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see above). The standard capital charge applied to the average total invested capital is currently 8%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

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Calculations for economic profit for the six months ended 31 December 2013 and 31 December 2012 were as follows:

	2013	2012
		(restated)
	£ million	£ million
Average total invested capital (see 4 above)	20,237	18,704

Operating profit	2,040	2,017
Exceptional operating items	20	(16)
Share of associates' profits after tax	181	140
Tax at the tax rate before exceptional items of 19.4% (2012 – 18.3%)	(435)	(392)
	1,806	1,749
Capital charge at 8% of average total invested capital	(809)	(748)
Economic profit	997	1,001

6. Tax rate before exceptional items

Tax rate before exceptional items is a non-GAAP measure that is calculated by dividing the total tax charge on continuing operations before tax charges and credits classified as or in respect of exceptional items by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from continuing operations before exceptional and after exceptional items for the six months ended 31 December 2013 and 31 December 2012 were calculated as follows:

	2013 £ million	2012 (restated) £ million

Tax before exceptional items (a)	391	349
Tax in respect of exceptional items	(3)	2
Taxation on profit from continuing operations (b)	388	351

Profit from continuing operations before taxation and exceptional items (c)	2,016	1,912
Non-operating items	138	-
Exceptional operating items	(20)	16
Profit before taxation (d)	2,134	1,928

Tax rate before exceptional items (a/c)	19.4%	18.3%
Tax rate from continuing operation after exceptional items (b/d)	18.2%	18.2%

7. Other definitions

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates.

Net sales are sales after deducting excise duties. Diageo incurs excise duties throughout the world. In some countries excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others it is effectively a production tax which is incurred when the spirit is removed from bonded warehouses. In these countries excise duties are part of the cost of goods sold and are not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales without directly reflecting changes in volume, mix or profitability, which are the variables that have an impact on the element of sales retained by the group.

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Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

References to emerging markets include Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include non-alcoholic malt based products such as Guinness Malta.

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands, The Singleton, Cardhu, Talisker, Lagavulin and other Malt brands, Buchanan’s Special Reserve, Buchanan’s Red Seal, Bulleit Bourbon, Bulleit Rye, Tanqueray No. TEN, Tanqueray Malacca, Cîroc, Ketel One vodka, Don Julio, Zacapa and Bundaberg SDlx.

41

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. The key risks and uncertainties facing the group in the second half of the current financial year are described in the ’Business description’ section of the annual report for the year ended 30 June 2013, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

These key risks and uncertainties are (in summary): unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•	changes in the cost or supply of raw materials, labour and/or energy;

•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising;

•	changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

42

•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential; the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2013 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2014.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

43

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:
(a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the last annual report that could do so.

The directors of Diageo plc are as follows: Dr Franz Humer (Chairman), Ivan Menezes (Chief Executive), Deirdre Mahlan (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy Bruzelius, Laurence Danon, Betsy Holden, Ho KwonPing.

44

Diageo plc will release its Interim Results for the six months ended 31 December 2013 on Thursday 30 January at approximately 07.00 (UK time).

Webcast, Presentation Slides and Transcript

At 08.00 (UK time) on Thursday 30 January, Ivan Menezes, Chief Executive Officer and Deirdre Mahlan, Chief Financial Officer will present Diageo’s Interim Results as a webcast. This will be available to view at www.Diageo.com. The presentation slides and transcript will also be available to download from www.Diageo.com at 08.00 (UK time).

Webcast via Conference Call Facility

If you wish to listen to the presentation via the conference call facility rather than view it, then please use the live Q&A session dial-in details below at 08.00 (UK time).

Live Q&A Session

At 09.30 (UK time), Ivan and Deirdre will be joined by Larry Schwartz, President, North America; John Kennedy, President, Western Europe; Nick Blazquez, President, Africa, Eastern Europe and Turkey; Andy Fennell, President and Chief Operating Officer, Africa; Alberto Gavazzi, President, Latin America and Caribbean, David Gosnell, President, Global Supply and Procurement, and Gilbert Ghostine, President, Asia Pacific for a live Q&A session.

To participate, please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3139 4830

UK Toll Free - 0808 237 0030

USA Toll - +1 718 873 9077

USA Toll Free - +1 866 928 7517

Germany Toll - +49 (0)30 221 510 067

Singapore Toll - +65 630 77610

Please quote confirmation code: 12415915#

Please allow sufficient time to register with the operator before the start of both the webcast via conference call and the live Q&A sessions.

A transcript of the Q&A session will be available for download on 31 January at www.Diageo.com.

Conference Call Session Replay

The Q&A session will also be available on instant replay shortly after the call and will run until midnight on 13 February. Please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3426 2807

UK Toll Free - 0808 237 0026

USA Toll Free - +1 866 535 8030

Germany Toll - +49 (0)692 222 33985

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45

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	16:22 31-Jan-2014
Number	41621-D19E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,202,544 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 242,288,648Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,913,896and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 January 2014

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 31-Jan-2014
Number	0567Z16

RNS Number : 0567Z

Diageo PLC

31 January 2014

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 416,298 ordinary shares at a price of 1788.86 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,116,298 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 242,704,946 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,511,497,598.

This information is provided by RNS

The company news service from the London Stock Exchange

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